SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30143; 813-248]

P.E. Partners III, LLC, et al.; Notice of Application

July 20, 2012

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application for an order under sections 6(b) and 6(e) of the Investment

Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act, except

sections 9, 17, 30 and 36 through 53, and the rules and regulations under the Act (the "Rules and

Regulations"). With respect to sections 17(a), (d), (f), (g), and (j) of the Act, sections 30(a), (b),

(e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act, applicants

request a limited exemption as set forth in the application.

<u>Summary of the Application</u>: Applicants request an order to exempt certain limited liability

companies formed for the benefit of eligible employees of Latham & Watkins LLP and its

affiliates from certain provisions of the Act. Each limited liability company will be an

"employees' securities company" within the meaning of section 2(a)(13) of the Act.

<u>Applicants</u>: P.E. Partners III, LLC, VP Fund Investments 2004, LLC, VP Fund Investments

2006, LLC, VP Fund Investments 2008, LLC (collectively, the "Existing Funds"), and Latham &

Watkins LLP ("L&W").

<u>Filing Dates</u>: The application was filed on March 24, 2000 and amended on December 29, 2000,

January 30, 2004, October 19, 2004, February 19, 2009, January 31, 2012 and July 11, 2012.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on August 15, 2012 and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC, 20549-1090. Applicants, 355 South Grand Avenue, Los Angeles, CA 90071.

For Further Information Contact: Marilyn Mann, Special Counsel, at (202) 551-6813 or Mary

Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/seach.htm or by

calling (202) 551-8090.

Applicants' Representations:

    1.   L&W, a Delaware limited liability partnership, together with its affiliated law

partnerships, is an international law firm. Entities controlling, controlled by, or under common

control with L&W, including any related law partnerships affiliated with L&W, are the "L&W

Entities."

    2.   The Existing Funds are Delaware limited liability companies formed pursuant to

limited liability company agreements. The applicants may in the future offer additional pooled investment vehicles substantially similar in all material respects (other than form of organization, investment objective and strategy, and other differences described in the application) to the same class of investors as those investing in the Existing Funds (the "Subsequent Funds" and, together with the Existing Funds, the "Investment Funds"). The applicants anticipate that each Subsequent Fund also will be structured as a limited liability company, although a Subsequent Fund could be structured as a domestic or offshore general partnership, limited partnership or corporation. The operating agreements of the Investment Funds are the "Investment Fund Agreements." An Investment Fund may include a single vehicle designed to issue interests in series. Each Investment Fund will be an employees' securities company within the meaning of section 2(a)(13) of the Act.

3.   Each Existing Fund has been established to enable Eligible Investors to participate in certain investment opportunities that come to the attention of L&W, the L&W Entities or the Managing Members of the Existing Fund. These opportunities may include investments in operating businesses, separate accounts with registered or unregistered investment advisers, investments in pooled investment vehicles such as registered investment companies, investment companies exempt from registration under the Act, commodity pools, and other securities investments (each particular investment being referred to herein as an "Investment"). Applicants submit that a substantial community of interest exists among L&W, the L&W Entities and the Members of each existing Investment Fund, given the purposes and operations of the Investment Funds and the nature of the Eligible Investors participating in the Investment Funds. L&W will "control" each Investment Fund within the meaning of section 2(a)(9) of the Act.

4.   Interests in an Investment Fund ("Interests") will be offered and sold in reliance

upon the exemption from registration under section 4(2) of the Securities Act of 1933 (the

"Securities Act") or pursuant to Regulation D under the Securities Act. Interests in any

Investment Fund (other than short-term paper) will be offered only to L&W, L&W Entities, or

Eligible Investors. Eligible Investors include persons who meet the following criteria:

(a) current or former partners of, or lawyers employed by, or key administrative employees of,

L&W or an L&W Entity ("Eligible Employees"), the immediate family members of Eligible

Employees, which are parents, children, spouses of children, spouses, and siblings, including step

or adoptive relationships ("Immediate Family Members"), and trusts or other entities or

arrangements the sole beneficiaries of which consist of Eligible Employees or their Immediate

Family Members, or the settlors and the trustees of which consist of Eligible Employees or

Eligible Employees together with Immediate Family Members ("Eligible Trusts"); and (b) who

are "accredited investors" as that term is defined in Regulation D under the Securities Act, or, in

the case of Eligible Trusts, a trust, entity or arrangement for which an Eligible Employee is a

settlor and principal investment decision-maker.[1] L&W or any L&W Entity that acquires Interests

in an Investment Fund will be an accredited investor. Prior to offering Interests to an Eligible

Employee or Immediate Family Member, the Managing Members (as defined below) must

reasonably believe that the Eligible Employee or Immediate Family Member is a sophisticated

investor capable of understanding and evaluating the risks of participating in the Investment

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[1]   If an Eligible Trust is an entity or arrangement other than a trust, (a) the reference to "settlor"
shall be construed to mean a person who created the vehicle or arrangement, alone or together
with others, and also contributed funds or other assets to the vehicle, and (b) the reference to
"trustee" shall be construed to mean a person who performs functions similar to those of a
trustee.

Fund without the benefit of regulatory safeguards. The beneficial owners of an Eligible Trust

will be persons eligible to hold interests in employees' securities companies as defined in section

2(a)(13) of the Act.

5.   An Investment Fund will be managed by its Managing Members. The Managing

Members of an Investment Fund will consist of two or more current or former partners of L&W

or an L&W Entity, each of whom is a member ("Member") of the Investment Fund and serves as

a managing member or member of the management committee of the Investment Fund (the

"Managing Members"). The Managing Members will register as investment advisers under the

Investment Advisers Act of 1940 (the "Advisers Act") if such registration is required under the

Advisers Act and the rules under the Advisers Act.

6.   Each Investment Fund will have an administrator (the "Administrator"). The

Administrator may be an employee of L&W or an L&W Entity, or the Managing Members may

determine to engage a third party to act as Administrator for the Investment Fund. The

Administrator will not recommend Investments or exercise investment discretion. The only

functions of the Administrator will be ministerial.

7.   The specific investment objectives and strategies for an Investment Fund will be

set forth in an informative memorandum relating to the Interests being offered, and in the

relevant Investment Fund Agreement, and each Eligible Investor will receive a copy of the

informative memorandum and Investment Fund Agreement before making an investment in the

Investment Fund. The terms of an Investment Fund will be disclosed to each Eligible Investor at

the time the investor is invited to participate in the Investment Fund.

8.   The value of the Members' capital accounts will be determined at such times as

the Managing Members deem appropriate or necessary; however, such valuation will be done at least annually at the Investment Fund's fiscal year-end. The Managing Members will value the assets held in a Member's capital account at the current market price (closing price) in the case of marketable securities. All other securities or assets will be valued at fair value.

9.   Each Investment Fund will generally bear its own expenses. L&W or any L&W Entity, as applicable, may be reimbursed by an Investment Fund for reasonable and necessary out-of-pocket costs directly associated with the organization and operation of the Investment Fund, including administrative and overhead expenses. An Investment Fund may pay L&W or an L&W Entity, as applicable, for the time spent by Managing Members in discharging their duties, as managers of the Investment Fund, at rates not more than the rates charged to clients of L&W or any L&W Entity for services of such partners, and L&W or such L&W Entity will be reimbursed for a portion of the salary and fringe benefits paid by L&W or such L&W Entity to the Administrator. No separate management fee will be charged to an Investment Fund by the Managing Members or the Administrator, and no compensation will be paid by an Investment Fund or its Members to the Managing Members or the Administrator for their services in such capacity, except to the extent provided above. Also, no fee of any kind will be charged in connection with the sale of Interests in an Investment Fund.

10.   Within 120 days after the end of its fiscal year, or as soon as practicable thereafter, each Investment Fund will send its Members an annual report regarding its operations. The annual report of the Investment Fund will contain financial statements audited by an independent accounting firm. For purposes of this requirement, "audit" has the meaning defined in rule 1-02(d) of Regulation S-X. The Investment Fund will maintain a file containing any financial

statements and other information received from the issuers of the Investments held by the

Investment Fund, and will make such file available for inspection by its Members in accordance

with its Investment Fund Agreement. Each Investment Fund, within 90 days or as soon as

practicable after the end of each tax year of the Investment Fund, will transmit a report to each

Member setting out information with respect to that Member's distributive share of income,

gains, losses, credits and other items for federal income tax purposes, resulting from the

operation of the Investment Fund during that year.

11.   Members will not be entitled to redeem their Interests in an Investment Fund. A

Member will be permitted to transfer his or her Interest only with the express consent of the

Managing Members, which may be withheld in the discretion of the Managing Members, and

then only to L&W, an L&W Entity or an Eligible Investor. A Member will not be subject to

removal except for good cause as determined by the Managing Members, or if the Managing

Members, in their discretion, deem such withdrawal to be in the best interest of the Investment

Fund. The Interests of a Member who is no longer eligible to own interests in an employees'

securities company as defined in section 2(a)(13) of the Act will be repurchased, subject to the

minimum payment provisions described below. The Managing Members do not currently intend

to require any Member to withdraw.[2] Upon repurchase or cancellation of a Member's Interest,

the Managing Members will at a minimum pay to the Member the lesser of: (a) the amount

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[2]   The following circumstances, among others, could warrant the withdrawal of a Member: if a Member ceases to be an Eligible Investor or is no longer deemed to be able to bear the economic risk of investment in the Investment Fund, adverse tax consequences were to inure to the Investment Fund were a particular Member to remain, or a situation in which the continued membership of the Member would violate applicable law or regulations. In addition, a Member may have its Interest redeemed due to its failure to make a capital contribution or other required payments.

actually paid by the Member to acquire the Interest plus interest less prior distributions; and

(b) the fair market value of the Interest as determined at the time of repurchase or cancellation by

the Managing Members. If a Member ceases to be a partner or employee of L&W or any L&W

Entity, such Member will continue to be a Member of the Investment Fund, although with the

consent of the Managing Members such Member may be permitted to assign the unfunded

portion of his or her Capital Commitment (as defined below) to other Eligible Investors and/or be

paid for his Interest as described above. The terms of any repurchase or cancellation will apply

equally to any Immediate Family Member of, or Eligible Trust related to, an Eligible Employee.

12.   Each Member will commit to contribute a fixed amount of capital as part of the

capital of an Investment Fund ("Capital Commitment"). To provide flexibility in connection

with an Investment Fund's obligation to contribute capital to fund an Investment, and the

associated obligation of the Members to make capital contributions with respect to their Capital

Commitments, an Investment Fund Agreement may provide that the Investment Fund may

engage in borrowings in connection with such funding of Investments. All borrowings by an

Investment Fund with respect to the funding of Investments will be non-recourse to the

Members, but may be secured by a pledge of the Members' respective capital accounts and

unfunded Capital Commitments. The Investment Funds will not borrow from any person if the

borrowing would cause any person not named in section 2(a)(13) of the Act to own any

outstanding securities of the Investment Fund (other than short-term paper). If L&W or an L&W

Entity makes a loan to an Investment Fund, it (as lender) will be entitled to receive interest,

provided that the rate will be no less favorable to the Investment Fund than the rate that could be

obtained on an arm's length basis. An Investment Fund will not lend any funds to L&W or an

L&W Entity. If L&W or an L&W Entity extends a loan to an Eligible Investor in respect of any Investment Fund, the loan will be made at an interest rate no less favorable than that which could be obtained on an arm's length basis. Loans will not be extended or arranged if otherwise prohibited by law, including the Sarbanes-Oxley Act of 2002.

13.   An Investment Fund will not acquire any security issued by a registered investment company if immediately after the acquisition, the Investment Fund would own more than 3% of the total outstanding voting stock of the registered investment company.

Applicants' Legal Analysis:

1.   Section 6(b) of the Act provides, in part, that the Commission will exempt employees' securities companies from the provisions of the Act to the extent that the exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the Act from which the company should be exempt, the company's form of organization and capital structure, the persons owning and controlling its securities, the price of the company's securities and the amount of any sales load, the disposition of the proceeds of any sales of the company's securities, how the company's funds are invested, and the relationship between the company and the issuers of the securities in which it invests. Section 2(a)(13) defines an employees' securities company as any investment company all of whose securities (other than short-term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b).

2.   Section 7 of the Act generally prohibits investment companies that are not

registered under section 8 of the Act from selling or redeeming their securities. Section 6(e) of

the Act provides that, in connection with any order exempting an investment company from any

provision of section 7, certain provisions of the Act, as specified by the Commission, will be

applicable to the company and other persons dealing with the company as though the company

were registered under the Act. Applicants request an order under sections 6(b) and 6(e) of the

Act exempting applicants from all provisions of the Act, except sections 9, 17, 30, 36 through 53,

and the Rules and Regulations. With respect to sections 17(a), (d), (f), (g) and (j) and 30(a), (b),

(e) and (h) of the Act and the Rules and Regulations, and rule 38a-1 under the Act, applicants

request a limited exemption as set forth in the application.

3.   Section 17(a) of the Act generally prohibits any affiliated person of a registered

investment company, or any affiliated person of an affiliated person, acting as principal, from

knowingly selling or purchasing any security or other property to or from the company.

Applicants request an exemption from section 17(a) to permit an Investment Fund: to invest in

or participate as a selling security-holder in a principal transaction with one or more affiliated

persons (as defined in section 2(a)(3) of the Act) of an Investment Fund ("First-Tier Affiliates")

and affiliated persons of such First-Tier Affiliates ("Second-Tier Affiliates," and together with

First-Tier Affiliates, "Affiliates").

4.   Applicants submit that the exemptions sought from section 17(a) are consistent

with the purposes of the Act and the protection of investors. Applicants state that the Members

will be informed in an Investment Fund's offering materials of the possible extent of the dealings

by such Investment Fund and any portfolio company with L&W, any L&W Entity or any affiliated person thereof. Applicants also state that, as experienced professionals acting on behalf of financial services businesses, the Members will be able to evaluate the risks associated with such dealings. Applicants assert that the community of interest among the Managing Members, the Members, L&W and the L&W Entities will serve to reduce the risk of abuse in transactions involving an Investment Fund and L&W, any L&W Entity or any affiliated person thereof.

5.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from participating in any joint arrangement with the registered investment company unless authorized by the Commission. Applicants request an exemption from section 17(d) and rule 17d-1 to the extent necessary to permit an Investment Fund to engage in transactions in which an Affiliate participates as a joint or a joint and several participant with such Investment Fund.

6.   Joint transactions in which an Investment Fund could participate might include the following: (a) a joint investment by one or more Investment Funds in a security in which L&W or an L&W Entity, or another Investment Fund, is a joint participant or plans to become a participant; (b) a joint investment by one or more Investment Funds in another Investment Fund; and (c) a joint investment by one or more Investment Funds in a security in which an Affiliate is an investor or plans to become an investor, including situations in which an Affiliate has a partnership or other interest in, or compensation arrangements with, such issuer, sponsor or offeror.

7.   Applicants assert that compliance with section 17(d) and rule 17d-1 would cause an Investment Fund to forego investment opportunities simply because a Member, L&W, an

L&W Entity or other affiliated persons of the Investment Fund, L&W or the L&W Entities also

had or contemplated making a similar investment. In addition, because attractive investment

opportunities of the types considered by an Investment Fund often require that each participant

make available funds in an amount that may be substantially greater than that available to the

investor alone, there may be certain attractive opportunities of which an Investment Fund may be

unable to take advantage except as a co-participant with other persons, including Affiliates.

Applicants believe that the flexibility to structure co- and joint investments in the manner

described above will not involve abuses of the type section 17(d) and rule 17d-1 were designed to

prevent. Applicants acknowledge that any transactions subject to section 17(d) and rule 17d-1

for which exemptive relief has not been requested in the application would require specific

approval by the Commission.

     8.   Section 17(f) of the Act designates the entities that may act as investment

company custodians, and rule 17f-2 under the Act allows an investment company to act as self-

custodian. Applicants request an exemption to permit the following exceptions from the

requirements of rule 17f-2: (i) compliance with paragraph (b) of the rule may be achieved

through safekeeping in the locked files of L&W or an L&W Entity; (ii) for the purposes of the

rule, (A) employees of L&W or an L&W Entity will be deemed employees of the Investment

Funds, (B) the Administrator and the Managing Members of an Investment Fund will be deemed

to be the officers of the Investment Funds (except that an Administrator that is an unaffiliated

third party will not be considered an officer of the Investment Funds), and (C) the Managing

Members of an Investment Fund will be deemed to be the board of directors of the Investment

Fund; and (iii) instead of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two persons who are either Managing Members or employees of

L&W or an L&W Entity, each of whom shall have sufficient knowledge, sophistication and

experience in business matters to perform such examination. Applicants expect that many of the

Investment Funds' Investments will be evidenced only by partnership agreements or similar

documents. Such instruments are most suitably kept in the files of the Investment Funds, where

they can be referred to as necessary. Applicants will comply with all other provisions of rule

17f-2.

9.   Section 17(g) and rule 17g-1 generally require the bonding of officers and

employees of a registered investment company who have access to its securities or funds. Rule

17g-1 requires that a majority of directors who are not interested persons of a registered

investment company ("disinterested directors") take certain actions and give certain approvals

relating to fidelity bonding. Applicants request an exemption from the requirement, contained in

rule 17g-1, that a majority of the "directors" of the Investment Funds who are not "interested

persons" of the respective Investment Funds (as defined in the Act) take certain actions and make

certain approvals concerning bonding and request instead that such actions and approvals be

taken by the Managing Members, regardless of whether any of them is deemed to be an

interested person of the Investment Funds. Each Managing Member will be an interested person

of the Investment Funds.

10.   The Investment Funds request an exemption from the requirements of rule

17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the

Commission and relating to the provisions of notices to the board of directors. Applicants also

request an exemption from the requirements of rule 17g-1(j)(3) that the Investment Funds have a majority of disinterested directors, that those disinterested directors select and nominate any

other disinterested directors, and that any legal counsel for those disinterested directors be

independent legal counsel. Applicants believe that the filing requirements of rule 17g-1 are

burdensome and unnecessary as applied to the Investment Funds. The Managing Members will

maintain the materials otherwise required to be filed with the Commission by rule 17g-1(g) and

the applicants agree that all such material will be subject to examination by the Commission and

its staff. The Managing Members will designate a person to maintain the records otherwise

required to be filed with the Commission under paragraph (g) of the rule. The Investment Funds

will comply with all other requirements of rule 17g-1. The fidelity bond of the Investment Funds

will cover the Administrator, the Managing Members, and all employees of L&W or any L&W

Entity who have access to the securities or funds of the Investment Funds.

11.   Applicants request an exemption from the requirements, contained in section 17(j)

of the Act and rule 17j-1 under the Act, that every registered investment company adopt a written

code of ethics and every "access person" of such registered investment company report to the

investment company with respect to transactions in any security in which such access person has,

or by reason of the transaction acquires, any direct or indirect beneficial ownership in the

security. Applicants request an exemption from the requirements in rule 17j-1, with the exception

of rule 17j-1(b), because they are burdensome and unnecessary as applied to the Investment

Funds and because the exemption is consistent with the policy of the Act. Requiring the

Investment Funds to adopt a written code of ethics and requiring access persons to report each of

their securities transactions would be time-consuming and expensive and would serve little

purpose in light of, among other things, the community of interest among the Members of the

Investment Fund and the Managing Members by virtue of their common association with L&W

or an L&W Entity. Accordingly, the requested exemption is consistent with the purposes of the

Act because the dangers against which section 17(j) and rule 17j-1 are intended to guard are not

present in the case of the Investment Funds.

12.   Applicants request an exemption from the requirements in sections 30(a), 30(b),

and 30(e) of the Act, and the Rules and Regulations under those sections, that registered

investment companies prepare and file with the Commission and mail to their shareholders

certain periodic reports and financial statements. Applicants contend that the forms prescribed

by the Commission for periodic reports have little relevance to the Investment Funds and would

entail administrative and legal costs that outweigh any benefit to the Members. Applicants

request exemptive relief to the extent necessary to permit the Investment Funds to report annually

to their Members. Applicants also request an exemption from section 30(h) of the Act to the

extent necessary to exempt the Administrator, the Managing Members, any 10 percent

shareholder, and any other person who may be deemed to be an officer, director, member of an

advisory board, or otherwise subject to section 30(h), from filing Forms 3, 4 and 5 under section

16 of the Securities Exchange Act of 1934 ("Exchange Act") with respect to their ownership of

Interests in the Investment Funds. Applicants assert that, because there is no trading market for

Interests and the transfer of Interests is severely restricted, these filings are unnecessary for the

protection of investors and burdensome to those required to make them.

13.   Rule 38a-1 requires investment companies to adopt, implement and periodically

review written policies reasonably designed to prevent violation of the federal securities laws and

to appoint a chief compliance officer. Each Investment Fund will comply with rule 38a-1(a), (c) and (d), except that (i) the Managing Members of each Investment Fund will fulfill the responsibilities assigned to the board of directors under the rule, and (ii) because all Managing Members would be considered interested persons of the Investment Funds, approval by a majority of the disinterested board members required by rule 38a-1 will not be obtained. In addition, the Investment Funds will comply with the requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the disinterested directors by having the chief compliance officer meet with the Managing Members.

Applicants' Conditions:

The applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed transaction, to which an Investment Fund is a party, otherwise prohibited by section 17(a) or section 17(d) and rule 17d-1 (the "Section 17 Transactions") will be effected only if the Managing Members determine that: (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to Members of the Investment Fund and do not involve overreaching of the Investment Fund or its Members on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Members of the Investment Fund, the Investment Fund's organizational documents and the Investment Fund's reports to its Members.

In addition, the Administrator will record and preserve a description of such Section 17 Transactions, the findings of the Managing Members, the information or materials upon which their findings are based and the basis therefor. All such records will be maintained for the life of the Investment Fund and at least six years thereafter, and will be subject to examination by the

Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

2.   If purchases or sales are made by an Investment Fund from or to an entity affiliated with the Investment Fund by reason of a Managing Member (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Investment Fund's determination of whether or not to effect the purchase or sale.

3.   The Managing Members will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Investment Fund, or any affiliated person of such a person, promoter, or principal underwriter.

4.   The Managing Members will not purchase for an Investment Fund any Investment in which a Co-Investor, as defined below, has or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which the Investment Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment: (a) gives the Investment Fund holding such investment sufficient, but not less than one day's notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the Investment Fund holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a *pro rata* basis with the Co-Investor. The term "Co-Investor" with respect to an Investment Fund means any person who

is: (a) an affiliated person of the Investment Fund; (b) L&W and any L&W Entity; (c) a current or former partner, lawyer employed by or key administrative employee of L&W or an L&W Entity; (d) a company in which the Administrator, a Managing Member, L&W or an L&W Entity acts as an officer, director, or general partner, or has a similar capacity to control the sale or disposition of the company's securities; or (e) an investment vehicle offered, sponsored, or managed by L&W or an affiliated person of L&W.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a "Parent") of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Co-Investor or a trust established for the benefit of any such family member; (c) when the investment is comprised of securities that are listed on a national securities exchange registered under section 6 of the Exchange Act; (d) when the investment is comprised of securities that are NMS stocks pursuant to section 11A(a)(2) of the Exchange Act and rule 600(a) of Regulation NMS thereunder; (e) when the investment is comprised of securities that are listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system of securities; or (f) when the investment is comprised of securities that are government securities as defined in section 2(a)(16) of the Act.

5. An Investment Fund will send, within 120 days after the end of its fiscal year, or as soon as practicable thereafter, to each Member who had an interest in the Investment Fund at

any time during the fiscal year then ended, reports and information regarding the Investments, including financial statements for such Investment Fund audited by an independent accounting firm. The Managing Members will make a valuation or have a valuation made of all of the assets of an Investment Fund as of each fiscal year end. In addition, within 90 days after the end of each tax year of the Investment Fund or as soon as practicable thereafter, the Investment Fund shall send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his or her federal and state income tax returns and a report of the investment activities of the Investment Fund during such year.

6.   An Investment Fund will maintain and preserve, for the life of the Investment Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements and annual reports of the Investment Fund to be provided to its Members, and agrees that all such records will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary